Exhibit 99.1

Actions Semiconductor Announces Completion of Going Private Transaction

ZHUHAI, China, December 16, 2016 – Actions Semiconductor Co., Ltd. (“Actions Semiconductor” or the “Company”) (NASDAQ: ACTS), one of China's leading fabless semiconductor companies that provides comprehensive portable multimedia and mobile internet system-on-a-chip (SoC) solutions for portable consumer electronics, today announced the completion of its merger (the “Merger”) with Starman Limited (“Merger Sub”, a wholly owned subsidiary of Supernova Investment Ltd. (“Parent”), pursuant to the previously announced agreement and plan of merger dated September 12, 2016 (the “Merger Agreement”), among the Company, Parent, Merger Sub and other certain shareholders of the Company: Surrey Glory Investments Inc., Tongtong Investment Holding Co., Ltd., Perfectech Int’l Ltd., Allpremier Investment Limited, Octovest International Holding Co., Ltd., Ventus Corporation, Middlesex Holdings Corporation Inc, Rich Dragon Consultants Limited, Nutronics Technology Corporation, Uniglobe Securities Limited, New Essential Holdings Limited, Embona Holdings (Malaysia) Limited, Suffolk Dragon Ventures Ltd, and Top Best Development Limited (collectively with Parent, the “Buyer Group”). As a result of the Merger, Merger Sub has merged with and into the Company, with the Company continuing as the surviving company and wholly owned by the Buyer Group.

Pursuant to the terms of the Merger Agreement, which was approved at the extraordinary meeting of shareholders held on December 9, 2016, each of the Company's ordinary shares, par value US$0.00001 per share, issued and outstanding immediately prior to the effective time of the merger (the "Shares") has been cancelled in exchange for the right to receive US$0.366 in cash without interest, and each American Depositary Share ("ADS") of the Company, every ADS representing six Shares, has been cancelled in exchange for the right to receive US$2.20 in cash without interest, except for (a) certain Shares (including Shares represented by ADSs) owned by the Rollover Shareholders, each of which will continue to exist and become one ordinary share, par value of $0.00001 each, of the surviving company, (b) Shares (including Shares represented by ADSs) owned by the Company or any of its subsidiaries, (c) Shares reserved (but not yet issued and allocated) by the Company for issuance and allotment upon exercise of any share incentive awards issued under the Company's employee share incentive plans, and (d) Shares held by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the merger pursuant to Section 238 of the Companies Law of the Cayman Islands (the "Dissenting Shares"), which have been cancelled in exchange for the right to receive the payment of fair value of the Dissenting Shares in accordance with Section 238 of the Companies Law of the Cayman Islands.

Shareholders of record as of the effective time of the Merger who are entitled to the merger consideration will receive a letter of transmittal and instructions on how to surrender their share certificates in exchange for the merger consideration (net of any applicable withholding taxes). Shareholders should wait to receive the letter of transmittal before surrendering their share certificates. As to ADS holders entitled to the merger consideration, payment of the merger consideration of US$2.20 per ADS in cash without interest (less a cancellation fee of US$0.05 per ADS and net of any applicable withholding taxes) will be made to ADS holders promptly after JPMorgan Chase Bank, N.A., the Company’s ADS depositary, receives the merger consideration.

The Company also announced today that it requested that trading of its ADSs on the Nasdaq Global Market ("NASDAQ") be suspended as of the close of trading on December 16, 2016. The Company requested NASDAQ to file a Form 25 with the U.S. Securities and Exchange Commission (the "SEC") notifying the SEC of the delisting of its ADSs on NASDAQ and the deregistration of the Company's registered securities. The deregistration will become effective 90 days after the filing of the Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended, by filing a Form 15 with the SEC. The Company’s obligations to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

About Actions Semiconductor

Actions Semiconductor is one of China's leading fabless semiconductor companies that provides comprehensive portable multimedia and mobile internet system-on-a-chip (SoC) solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The Company is headquartered in Zhuhai, China, with offices in Shanghai, Shenzhen, Hong Kong, and Taipei. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if,” “will,” “expected,” and similar statements. Forward-looking statements involve inherent risks, uncertainties, and assumptions, including the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement filed by the Company. These forward-looking statements reflect expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. Actions Semiconductor does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Elaine Ketchmere, CFA	Ally Xie, CA, CPA
Compass Investor Relations	Actions Semiconductor
Eketchmere@compass-ir.com	investor.relations@actions-semi.com
+1 310-528-3031	+86-756-3392353*1018

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